Exhibit 99.8

NICE Actimize Wins FTF Innovation Award for Best Financial Crime Surveillance Technology and its SURVEIL-X Holistic Conduct Risk Surveillance Solution

NICE Actimize’s SURVEIL-X Holistic Conduct Risk Surveillance Suite enables accurate detection and thorough investigation of market abuse, conduct risk, and inappropriate sales practices

Hoboken, NJ, June 28, 2021 – For the fourth consecutive year, NICE Actimize, a NICE (Nasdaq: NICE) business, was named a category winner in Financial Technologies Forum / FTF News 2020 Technology Innovation Awards, this year achieving the Best Financial Crime Surveillance Technology accolade, an inaugural award category for the publication. The final award winners for this year’s competition were determined by votes cast online by FTF News’ readers and industry participants.

This year’s award for Financial Crime Surveillance Technology honors “advances in surveillance that help firms protect themselves from danger and reputational damage,” noting that internal and external financial crimes against financial institutions are on the rise and firms are fighting this battle on many fronts.

Supporting this win in surveillance excellence is NICE Actimize’s SURVEIL-X Holistic Conduct Surveillance Suite which offers unparalleled risk coverage and enables accurate detection and rapid, thorough investigation of market abuse, inappropriate sales practices, conduct risk and otherwise undetectable compliance risks to insulate firms from fines and reputational damage which align its win to the FTF Innovation Award’s criteria.

"Protecting financial services firms from reputational damage, NICE Actimize’s SURVEIL-X Holistic Conduct Surveillance offers advanced capabilities to help firms manage conduct risk and enforce cultures of accountability. With concerns around the remote workforce, especially regulated employees, managing conduct risk has never been more challenging or critical,” said Chris Wooten, EVP, NICE. “We thank the readers of FTF News for their continuing confidence in our financial crime risk solutions and surveillance platforms.”

“As we celebrate the tenth anniversary of the FTF Awards and the 15th Anniversary of FTF, it has proven to be one of the most competitive to date. Not only did we get more than 220 nominations, but we also had a staggering number of votes from the industry — 20,000+,” said Maureen Lowe, Founder and President, FTF and FTF News. “Congratulations to those firms, such as NICE Actimize, that demonstrated leadership and innovation in the highly competitive surveillance field during a very challenging period in our industry where fraud and financial crime is at an all-time high. All of our winners should be proud of their accomplishments, and we honor their dedication and service to our industry.”

NICE Actimize’s SURVEIL-X Holistic Conduct Surveillance solution provides 360-degree visibility into misconduct and where it’s occurring – across teams, departments, and/or divisions within the financial services organization. Using SURVEIL-X Conduct’s enterprise-wide dashboards, senior level analysts and business executives instantly know where the greatest risks lie, whether or not current controls are working, and where more resources need to be allocated. SURVEIL-X Conduct incorporates best-in-class case management and workflow automation to streamline investigations and ensure potential misconduct is consistently investigated.

For more information on NICE Actimize’s SURVEIL-X Conduct Surveillance, please click here.

About Financial Technologies Forum
Financial Technologies Forum, LLC (FTF) is the place to learn from, market to and interact with the people and companies that are driving the post-trade processing industry. FTF is committed to being a timely and reliable source for thought-leading opinions and insights, valuable news and effective training for everyone in post-execution operations. For vendors to this industry, the forum provides an efficient, cost-effective platform from which to generate top-of-mind awareness among their target markets via content marketing, sponsorships, webinars, advertising and much more.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.